Exhibit 12.1

DEL LABORATORIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor									Successor
	Year Ended December 31,								Jan. 1, 2005- Jan. 31,	Feb. 1, 2005- Dec. 31,	Feb. 1, 2005- Mar. 31,	Jan. 1, 2006- Mar. 31,
	2001		2002		2003		2004		2005	2005	2005	2006
	(dollars in thousands)
Pretax income	$16,162		$30,915		$32,898		$26,684		$(22,457)	$(33,742)	$(5,325)	$(7,322)
Fixed charges (as calculated below)	8,747		6,381		6,025		5,745		426	29,728	5,207	9,386

Earnings	$24,909		$37,296		$38,923		$32,429		$(22,031)	$(4,014)	$118	$2,064

FIXED CHARGES:
Interest expense, net	$7,139		$4,663		$4,185		$3,584		$264	$27,662	$4,850	$8,843
Rent expense interest factor	1,608		1,718		1,840		2,161		162	2,066	357	543

Total fixed charges	$8,747		$6,381		$6,025		$5,745		$426	$29,728	$5,207	$9,386

RATIO OF EARNINGS TO FIXED CHARGES	2.8	x	5.8	x	6.5	x	5.6	x	—	—	—	0.2	x

Deficiency									$22,457	$33,742	$5,325